Exhibit 97.1

Hashdex Nasdaq CME Crypto Index ETF

Erroneously Awarded Compensation Recovery
Compliance Policies and Procedures

The following compliance policies and procedures (the “Recovery Policy”) are adopted by Hashdex Nasdaq CME Crypto Index ETF (the “Fund”), effective as of February 14, 2025 as required to comply with Nasdaq (the “Exchange”) Rule 5608 (the “Rule”).

The Rule prohibits the initial or continued listing of any security of an issuer that is not in compliance with the requirements of any portion of the Rule. Shares of the Fund are listed on the Nasdaq stock exchange and the Fund is therefore subject to the requirements of the Rule, subject to any applicable exemptions. None of the exemptions provided under the Rule are applicable to the Fund.

This Recoupment Policy applies to awards of Incentive-Based Compensation received on or after the Effective Date by Executive Officers of the Fund and has been adopted pursuant to applicable laws and regulations requiring such policy and procedures. The Fund does not directly compensates any of its Executive Officers and, therefore, do not pay any Incentive-Based Compensation to the Executive Officers. The Executive Officers are compensated by the Sponsor for the work they perform on behalf of each Fund and other entities controlled by the Sponsor. The Fund does not reimburses the Sponsor for, nor does it set the amount or form of any portion of, the compensation paid to the Executive Officers by the Sponsor. Accordingly, this Recoupment Policy and the procedures provided for thereunder shall be applied in the event that the Executive Officers receive Incentive-Based Compensation in the future.

The Fund will comply with this Recovery Policy for any Incentive-Based Compensation Received (as such term is defined herein in Paragraph (B)) by the Fund’s executive officers (as defined herein) (“executive officers”) on or after October 2, 2023, the effective date of the Rule (the “Effective Date”).

A.	Requirements

1.	Recovery of Erroneously Awarded Compensation.

The Fund will recover reasonably promptly the amount of any erroneously awarded Incentive-Based Compensation in the event that the Fund is required to prepare an accounting restatement due to the material noncompliance of the Fund with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

i.	This Recovery Policy applies to all Incentive-Based Compensation received by a person:

a.	After beginning service as an executive officer;

b.	Who served as an executive officer at any time during the performance period for that Incentive-Based Compensation;

c.	While the Fund has a class of securities listed on a national securities exchange or a national securities association; and

d.	During the three completed fiscal years immediately preceding the date that the Fund is required to prepare an accounting restatement as described above. In addition to these last three completed fiscal years, this Recovery Policy will apply to any transition period (that results from a change in the Fund’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Fund’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. The Fund’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

ii.	For purposes of determining any relevant recovery period, the date that the Fund is required to prepare an accounting restatement as described above is the earlier to occur of:

a.	The date the Fund concludes, or reasonably should have concluded, that the Fund is required to prepare an accounting restatement as described above; or

b.	The date a court, regulator, or other legally authorized body directs the Fund to prepare an accounting restatement as described above.

iii.	The amount of Incentive-Based Compensation that is subject to this Recovery Policy (“erroneously awarded compensation”) is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

a.	The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

b.	The Fund must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

iv.	The Fund must recover erroneously awarded compensation in compliance with this Recovery Policy except to the extent that the conditions of sections (a), (b), or (c) of this subparagraph 1.iv are met, and the Fund has made a determination that recovery would be impracticable.

a.	The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Fund must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

b.	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Fund must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange.

c.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Sponsor (defined below), to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411 (a) and regulations thereunder.

v.	The Fund is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded compensation.

2.	Required Disclosures.

The Fund will provide any disclosures required by Item 402(w) of Regulation S-K in the event that erroneously awarded compensation is recovered under this Recovery Policy. This Recovery Policy will be filed as an exhibit to the Fund’s Form 10-K filed for the fiscal year ended December 31, 2025 as required by Item 601 (97) of Regulation S-K.

(B) Definitions

Unless the context otherwise requires, the following definitions apply for purposes of this Recovery Policy:

Executive officer. The Fund does not have officers or directors. The Fund’s Declaration of Trust delegates all management functions of the Fund to the Fund’s sponsor, Hashdex Asset Management Ltd. (the “Sponsor”). Accordingly, references to “executive officer(s)” shall be deemed to refer to executive officer(s) of the Sponsor. An “executive officer” for purposes of this Recovery Policy is the Sponsor’s chief executive officer, chief financial officer, chief compliance officer, any vice-president of the Sponsor in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Fund. Executive officers of the Sponsor’s subsidiaries are deemed executive officers if they perform such policy making functions for the Fund. Policy-making function is not intended to include policy-making functions that are not significant.

Financial reporting measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Fund’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

Incentive-Based Compensation. Incentive-Based Compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

Received. Incentive-Based Compensation is deemed received in the Fund’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Sponsor. Hashdex Asset Management Ltd.

(C) Noncompliance with This Recovery Policy.

Any instances of material non-compliance with this Recovery Policy shall be governed by Nasdaq Rule 5608.

Dated: March 24, 2026

Hashdex Asset Management Ltd., as Sponsor of the Fund

By:	/s/ Samir Kerbage
Print Name: Samir Kerbage
Title:	Director of the Sponsor

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